Exhibit 99.1

CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement ("Agreement") is made and entered into as of July 17, 2024 ("Effective Date") by and between Integrated Media Technology Limited, an Australian corporation ("Company"), and Montague Capital Pty Ltd, a resident of PO Box 1171, North Adelaide SA 5006, Australia ("Purchaser").

WHEREAS, the Company desires to sell to the Purchaser, and the Purchaser desires to purchase from the Company:

A)	a convertible promissory note in the principal amount of US$350,000 ("Purchase Price") in the form attached hereto as Exhibit A ("Note") with conversion at any time during the Term by Purchaser or the Company into ordinary shares of the Company ("Ordinary Shares" and such shares of Ordinary Shares issuable upon conversion of the Note, the "Shares") at a fixed price of US$1.25 per share ("Conversion Price"), and a 24 month maturity ("Term"); and
B)	a number of Warrants in the form attached as Exhibit C (the "Warrants", each to acquire one ordinary share of the Company, and together with the Notes, the "Securities") that is equal to 150% of the Purchase Price (or US$525,000) divided by the Conversion Price multiplied by 104% and an expiry date in 24 months.

NOW, THEREFORE, in consideration of the foregoing recitals and the representations, warranties, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	PURCHASE AND SALE OF NOTES AND WARRANTS. Simultaneously with the execution and delivery of this Agreement, the Purchaser shall deliver the Purchase Price to the Company against delivery of the Note and the Warrants to the Purchaser by the Company, by wire transfer to a designated account provided separately on letterhead of the Company.
2.	CLOSING DATE. The closing of the purchase and sale of the Securities shall take place at the offices of the Company, or by electronic means, on the date of this Agreement.
3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser, as of the date hereof:
(a)	Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of Australia and has all corporate power and authority required to (i) carry on its business as currently conducted and (ii) enter into this Agreement, issue the Securities and consummate the transactions contemplated hereby. Other than as disclosed, each of the Company and its subsidiaries is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on the Company. As used in this Agreement, "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a series of events which, in the aggregate, has a material adverse effect on or change in, the business, financial condition, results of operations, assets or liabilities of the applicable party and its subsidiaries, taken as a whole.
(b)	Capitalization. The capitalization of the Company is as set forth in the Form 6-F that was filed with the US Securities and Exchange Commission on 29 December 2023. All the issued capital stock of the Company has been validly issued and are fully paid.
(c)	Due Authorization. All corporate action on the part of the Company necessary for the authorization, execution and delivery of, and the performance of all obligations of the Company under, this Agreement, the Securities has been taken, and this Agreement, the Securities constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except (i) as may be limited by (A) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (B) the effects of rules of law governing the availability of equitable remedies and (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

(d)	Valid Issuance of Ordinary Shares issuable upon conversion of the Note and exercise of the Warrants, the ("Shares").

Upon issuance, sale and delivery of the Shares in accordance with the terms of the Securities, such Shares will be duly and validly issued, fully paid and free of preemptive rights binding on the Company.

(e)	Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the Securities, do not: (i) contravene or conflict with the Company's charter documents, which consist of a constitution (the "Constitution"); (ii) constitute a violation of any provision of any local or foreign law or rule, regulation or requirement binding upon or applicable to the Company or any of its subsidiaries; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company or any of its subsidiaries is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company or any such subsidiary under, any contract to which the Company or such subsidiary is a party or any permit, license or similar right relating to the Company or such subsidiary or by which the Company or such subsidiary may be bound or affected, except any such default, consent, right of termination, cancellation or acceleration, loss or lien, claim or encumbrance which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.
(f)	Litigation. There is no action, suit, proceeding, claim, arbitration or investigation (each, an "Action") pending or, to the Company's best knowledge, threatened: (i) against the Company or any of its subsidiaries, or any officer, director or employee of the Company or any of its subsidiaries in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company or such subsidiary; or (ii) against the Company or any of its subsidiaries, or any officer, director or employee of the Company or any of its subsidiaries that seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.
(g)	Brokers and Finders. The Company has not incurred any brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.
(h)	Foreign Private Issuer. The Company is a "foreign private issuer" (as defined in Rule 405 under the U.S. Securities Act of 1933 ("Securities Act").
4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser hereby represents and warrants to the Company, as of the date hereof, that:
(a)	Purchase for Own Account. The Securities and Shares will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof in violation of the Securities Act or any other applicable laws.
(b)	Investment Experience. The Purchaser understands that the acquisition of the Shares involves substantial risk. The Purchaser has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its investment and protecting its own interests in connection with this investment.

(c)	The Purchaser is outside the United States and is not a U.S. Person (as defined in Rule 902(k) under the Securities Act).
(d)	If the Purchaser is in Hong Kong, it is a "professional investor", as defined under the Securities and Futures Ordinance of Hong Kong, Chapter 571 of the Laws of Hong Kong.
(e)	If the Purchaser is in the People's Republic of China, it is (i) a "qualified domestic institutional investor" as approved by a relevant PRC regulatory authority to invest in overseas capital markets; (ii) a sovereign wealth fund or quasi-government investment fund that has the authorization to make overseas investments; or (iii) another type of qualified investor that has obtained all necessary PRC governmental approvals, registrations and/or filings (whether statutorily or otherwise).
(f)	The Purchaser is aware that publicly available information about the Company and its securities can be obtained from the U.S. Securities and Exchange Commission (its website at: www.sec.gov).
(g)	The Purchaser acknowledges that no disclosure document has been prepared in connection with the offer of the Securities and the Purchaser has had access to all information that it believes is necessary or appropriate in connection with its acquisition of the Securities. The Purchaser acknowledges and agrees that it will not hold the Company or any of its affiliates responsible for any misstatements in, or omissions from, any information concerning the Company or the Securities other than publicly available information published by the Company and the representations and warranties of the Company contained in this Agreement.
(h)	The Purchaser has had an opportunity to ask questions of management of the Company and discuss the Company's business, management and financial affairs with its management. The Purchaser understands that such discussions, as well as any written information provided by the Company, were intended to describe the aspects of the Company's business and prospects which the Company believes to be material, but were not necessarily a thorough or exhaustive description, and except as expressly set forth in this Agreement, the Company makes no representation or warranty with respect to the completeness of such information and makes no representation or warranty of any kind with respect to any information provided by any entity other than the Company. Some of such information may include projections as to the future performance of the Company, which projections may not be realized, may be based on assumptions which may not be correct and may be subject to numerous factors beyond the Company's control.
(i)	The Purchaser has made and relied upon its own assessment of the Securities and the Company and has conducted its own investigations with respect to the Securities including, without limitation, the particular tax consequences of acquiring, owning or disposing of the Securities and the Shares in light of its particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
(j)	The Purchaser understands the Securities have not been, and will not be, registered under the Securities Act or the securities laws of any state and may not be offered or sold except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

(k)	The Purchaser understands the Securities and the Shares will be "restricted securities" under Rule 144(a)(3) under the Securities Act and may be offered, sold, pledged or otherwise transferred only: (i) to the Company, subject to compliance with applicable laws; (ii) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act; or (iii) pursuant to another exemption from registration under the Securities Act. In case of (ii) or (iii), the Company or its transfer agent for the Ordinary Shares may require an opinion of counsel of recognized standing or other evidence reasonably satisfactory to the effect that the proposed transfer may be made without registration under the Securities Act and any applicable state securities law.
(l)	The issue of the Securities and any Shares upon conversion will not result in the Purchaser (nor any of its "associates", as that term is defined in the Australian Corporations Act) obtaining a relevant interest in more than 20% of the voting securities of the Company in breach of the Corporations Act.
(m)	The issue of the Securities and any Shares upon conversion will not result in the Treasurer of the Commonwealth of Australia having the power under the Australian Foreign Acquisition and Takeovers Act 1975 to make an order prohibiting the issue of the Securities or the Shares and the Purchaser is otherwise in compliance with all relevant laws and regulations applicable to the offer of the Securities.
5.	ANTI-DILUTION PROVISIONS.
(a)	Reorganization, Reclassification or Recapitalization of the Company. In case of (i) a capital reorganization, reclassification or recapitalization (other than in the cases referred to in Section 5(c) hereof), (ii) the Company's consolidation or merger with or into another corporation in which the Company is not the surviving entity, or a merger in which the Company is the surviving entity but Ordinary Shares outstanding immediately prior to the merger are converted, by virtue of the merger, into other property, whether in the form of securities, cash or otherwise, or (iii) the sale or transfer of all or substantially all of the Company's assets, then, as part of such reorganization, reclassification, recapitalization, merger, consolidation, sale or transfer, lawful provision shall be made so that there shall thereafter be deliverable upon the conversion of the Note (in lieu of or in addition to the number of Ordinary Shares theretofore deliverable, as appropriate) and without payment of any additional consideration, the number of Ordinary Shares or other securities or property to which the holder of the number of Ordinary Shares which would otherwise have been deliverable upon the conversion of the Note or any portion thereof at the time of such reorganization, reclassification, recapitalization, consolidation, merger, sale or transfer would have been entitled to receive in such reorganization, reclassification, recapitalization, consolidation, merger, sale or transfer. This Section 5(a) shall apply to successive reorganizations, reclassifications, recapitalizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the conversion of the Note or any portion thereof. If the per share consideration payable to the Purchaser for Shares in connection with any transaction described in this Section 5(a) is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors.
(b)	Splits and Combinations. If the Company at any time or from time to time after the date of the Agreement subdivides any of its outstanding Ordinary Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, if the outstanding Ordinary Shares are combined into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

(c)	Reclassifications. If the Company reclassifies or otherwise changes any of the Shares into the same or a different number of securities of any other class or classes, the Shares shall thereafter be convertible into such number and kind of securities as would have been issuable as the result of such change with respect to the Shares immediately prior to such reclassification or other change and the Conversion Price therefore shall be appropriately adjusted.
(d)	Liquidation; Dissolution. If the Company shall dissolve, liquidate or wind up its affairs, the Purchaser shall have the right, but not the obligation, to convert the Note effective as of the date of such dissolution, liquidation or winding up.
(e)	Adjustment Certificates. Upon any adjustment of the Conversion Price or the number of Shares issuable upon conversion, a certificate, signed by (i) the Company's Chief Financial Officer or

(ii) any independent firm of certified public accountants of recognized national standing the Company selects at its own expense, setting forth in reasonable detail the events requiring the adjustment and the method by which such adjustment was calculated, shall be mailed to the Purchaser at the address set forth in Section 6 hereof and shall specify the adjusted Conversion Price and the number of Shares issuable after giving effect to the adjustment.

(f)	No Impairment. The Company shall not, by amendment of its Constitution or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in the carrying out of all provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Purchaser against impairment.
(g)	Application. Except as otherwise provided herein, all subsections of this Section 5 are intended to operate independently of one another. If an event occurs that requires the application of more than one subsection, all applicable subsections shall be given independent effect.
6.	MISCELLANEOUS.
(a)	Legends. Any certificate representing the Shares will contain a customary restrictive legend in substantially the following form (or such other form as the Company may decide):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT "), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF AGREES FOR THE BENEFIT OF INTEGRATED MEDIA TECHNOLOGY LIMITED (THE "COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, PROVIDED THAT AN OPINION OF COUNSEL, OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY, IS PROVIDED, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR THE APPLICABLE SECURITIES LAWS OF ANY OTHER JURISDICTION.

(b)	Governing Law. This Agreement shall be governed by and construed under the laws of the South Australia, without reference to principles of conflict of laws or choice of laws.
(c)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
(d)	Amendments and Waivers. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchaser.
(e)	Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
(f)	Entire Agreement. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Integrated Media Technology Limited

____________________________________

Megat Radzman Bin Megat Khairuddin

Chief Executive Officer

____________________________________

Mohd Hazrol Bin Mohd Rosmey

Chief Financial Officer

Montague Capital Pty Ltd

____________________________________

Address: PO Box 1171, North Adelaide SA 5006, Australia

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

Convertible Promissory Note

Issuer: Integrated Media Technology Limited ("Company")

Principal Amount: US$[●] ("Investment")

Maturity Date: [●]

THIS CONVETIBLE PROMISSORY NOTE AND ANY SECURITIES ISSUABLE UPON THE CONVERSION OF THIS CONVETIBLE PROMISSORY NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.

This Note is being delivered pursuant to that certain Convertible Note Purchase Agreement, dated as of [●], between [●], a [●] corporation (the "Purchaser"), and the Company (the "Agreement"). All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement.

FOR VALUE RECEIVED, the Company hereby promises to pay to Purchaser US$[●], or such lesser amount as may then be outstanding, on [●] ("Maturity Date"). Interest on the outstanding Investment shall be at a rate of 6.0% per annum ("Interest"). If any amount of this Note is not paid when due at maturity, the Company hereby promises to pay, on demand, interest on such overdue amount from and including the due date to, but excluding, the date such amount is paid in full at 12% per annum (and until the date such overdue amount is paid in full, "Interest" on such overdue amount shall mean interest at such rate).

1.	Conversion.

Subject to the terms herein, either Party has the right at any time prior to the Maturity Date to convert the Note, in part or in full, or such lesser amount as may then be outstanding, together with accrued but unpaid Interest thereon, into restricted Ordinary Shares of the Company. If the Purchaser converts the Note, the Purchaser shall surrender this Note to the Company, together with an executed Notice of Conversion substantially in the form attached hereto as Exhibit B. If the Company converts the Note, the Company shall send a Notice of Conversion substantially in the form attached hereto as Exhibit B that the Note will be converted, and, if the entire amount of the Note is converted, then the Note shall be deemed cancelled and effectively null and void immediately after the Shares underlying the Note has been issued to the Purchaser.

Upon any Notice of Conversion above, the Company shall deliver to the Purchaser within a reasonable time, without payment by the Purchaser of any cash or other consideration, that number of Ordinary Shares computed using the following formula:

X = Y/B

Where: X = the number of Ordinary Shares to be issued to the Purchaser

Y = Initial principal amount of the Note or such lesser amount as may then be outstanding at the time of conversion, together with any accrued but unpaid Interest thereon - or such part of the Note being converted.

B = US$[●].

Conversion Limitation. The Parties shall not convert this Note and neither Party shall have the right to convert any portion of this Note to the extent that after giving effect to such issuance after conversion as set forth on the applicable Notice of Conversion, the Purchaser (together with Purchaser's Affiliates and any person action as a group together with the Purchaser or any of the Purchaser's Affiliates) would beneficially own in excess of 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon conversion of this Note held by the Purchaser and the provision of this limitation shall continue to apply.

2.	Payment.
(a)	Payment of the Note on the Maturity Date shall be made by certified or bank cashier's check payable to the Purchaser, or by bank wire transfer, in immediately available funds, to the account so specified, in lawful money of the United States of America. If the Maturity Date occurs on a date that is not a Business Day, then the amount then due on the Note due shall be paid on the next succeeding Business Day. "Business Day" shall mean any day other than Saturday, Sunday or any day upon which banks are authorized or required to be closed in the United States.

(b)    Prepayment. This Note cannot be prepaid.

(c)	Interest. Interest shall be paid to the Purchaser in cash on a semi-annual basis (with the first semi- annual ending on December 31, 2024) for the term of the Note.
3.	Default and Remedies.
(a)	If any of the following events or conditions (each an "Event of Default") shall occur and be continuing:
(i)	the Company shall fail to pay all amounts due on the Note within 30 days subsequent to the Maturity Date;
(ii)	an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction (A) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of the properties or assets of the Company or (B) the winding-up, liquidation or dissolution of the Company; and such proceeding or petition shall continue undismissed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered; or

(iii) the Company shall fail to pay semi-annual Interest within 30 days subsequent to the due date;

(iv)	the Company (A) consents to, or fails to contest in a timely and appropriate manner, the commencement against of any proceeding or the filing of any petition described in clause (ii) above, (B) applies for or consents to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of the properties or assets of the Company, (C) files an answer admitting the material allegations of a petition filed against it in any such proceeding, (D) makes a general assignment for the benefit of creditors, (E) becomes unable, admits in writing its inability or fails generally to pay its debts as they become due or (F) takes any action for the purpose of effecting any of the foregoing;

then, (x) in the case of an Event of Default specified in clause (a)(i) above, the Purchaser may, at any time during the continuance of such Event of Default, by written notice to the Company, declare the entire outstanding Note, together with all accrued and unpaid Interest, to be due and payable and (y) in the case of an Event of Default specified in clauses (a)(ii) or (iii) above, the entire outstanding Note, together with all accrued and unpaid Interest, shall automatically forthwith become due and payable without presentment, protest or notice of any kind, all of which are hereby expressly waived by the Company.

(b)	Subject to the other terms of this Note, if an Event of Default occurs and is continuing, the Purchaser may pursue any available remedy to collect the payment of the Note or Interest or to enforce the performance of any provision of this Note. If an Event of Default occurs and is continuing, the Purchaser may proceed to protect and enforce its rights by any action at law, suit in equity or other appropriate proceeding. In the case of a default in the payment of the Note or Interest, the Company will pay to the Purchaser such further amount as shall be sufficient to cover the costs and expenses of collection, including, without limitation, reasonable attorneys' fees, expenses and disbursements.
(c)	Default Interest. If an Event of Default occurs, the Interest will accrue at a rate of 12% per annum subsequent to the date of the Event of Default.
4.	Notices

All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent to:

If to the Company to:

Integrated Media Technology Limited

Suite 1401, 14/F 217 Elizabeth Street, Sydney, NSW 2000 Australia

Attention: Chief Executive Officer

Email: corporate@imtechltd.com

If to the Purchaser to:

[ New Investor]

[●]

Attention: [●]

Email: [●]

5.	Miscellaneous.

This Note shall be construed and enforced in accordance with the laws of the South Australia, without regard to its conflicts of laws rules. The Company waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default and enforcement of this Note.

The Company hereby irrevocably and unconditionally submits, for itself and its property, to the non- exclusive jurisdiction of the courts of South Australia in any action or proceeding arising out of or relating to this Note, or for recognition or enforcement of any judgment, and the Company hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such South Australia court (or, to the extent permitted by law, in such federal court). The Company agrees that a final, unappealable judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Note shall affect any right that the Purchaser may otherwise have to bring any action or proceeding relating to this Note against the Company or its properties in the courts of any jurisdiction.

If any provision of this Note shall be held invalid or unenforceable by any court of competent jurisdiction, that holding shall not invalidate or render unenforceable any other provision hereof.

This Note may not be changed, amended or modified except by agreement in writing signed by the Company and the Purchaser.

IN WITNESS WHEREOF, the Company has caused this Note to be signed on its behalf, in its corporate name, by its duly authorized officer as an instrument under seal, as of January [●], 2024.

Integrated Media Technology Limited

By:

____________________________________

Megat Radzman Bin Megat Khairuddin

Chief Executive Officer and Chairman

____________________________________

Mohd Hazrol Bin Mohd Rosmey

Chief Financial Officer

EXHIBIT B

NOTICE OF CONVERSION OF NOTE

To: Integrated Media Technology Limited (the "Company")

1.	The undersigned hereby elects to receive _________ Ordinary Shares of Integrated Media Technology Limited, pursuant to the terms of the attached Note.
2.	Conversion. The undersigned elects to convert the attached Note by means of the conversion provision of Section 1 of the Note and tenders herewith payment in full for all applicable transfer taxes, if any.
3.	Please issue a certificate or certificates representing, or request the Company's transfer agent to register on the Company's share registrar, said Ordinary Shares in the name of the undersigned or in such other name as is specified below:

____________________________________

(Name)

____________________________________

(Address)

4.	The undersigned represents that the aforesaid Ordinary Shares are being acquired for the account of the undersigned for Note and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Note.

____________________________________

Name of Purchaser

____________________________________

Signature of Authorized Signatory

____________________________________

Print Name and Title

____________________________________

Date

EXHIBIT C

Form of Warrant

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISEABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY U.S. STATE IN RELIANCE UPON REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933 AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS.

INTEGRATED MEDIA TECHNOLOGY LIMITED

Warrant to Purchase Ordinary Shares

Warrant Shares: [ _______ ]	Issuance Date: [ _______ ], 2024

This Warrant to Purchase Ordinary Shares (this "Warrant") certifies that, for value received, ________________ or its assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the "Issuance Date") and on or prior to 5:00 p.m. (South Australian time) on [______][1] (the "Termination Date") but not thereafter, to subscribe for and purchase from Integrated Media Technology Limited, an Australian company (the "Company"), up to _______ Ordinary Shares (as subject to adjustment hereunder, the "Warrant Shares"). The purchase price of one Ordinary Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

"Bid Price" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the bid price of the Ordinary Shares for the time in question (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported, or (d) in all other cases, the fair market value of a share of Ordinary Shares as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

"Commission" means the United States Securities and Exchange Commission.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Ordinary Shares" means the ordinary shares of the Company and any other class of securities into which such securities may hereafter be reclassified or changed.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Subsidiary" or "Subsidiaries" means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

"Trading Day" means a day on which the Ordinary Shares are traded on a Trading Market.

"Trading Market" means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

"Transfer Agent" means Transhare Corporation.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30

a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported, or (d) in all other cases, the fair market value of a share of Ordinary Shares as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

"Warrants" means this Warrant and, where the context requires, other purchase warrants issued by the Company on the same date as this Warrant.

Section 2. Exercise.

a)	Exercise of Warrant. Subject to the provisions of Section 2(e) herein, exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Issuance Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the "Notice of Exercise"). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall make payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") specified in the applicable Notice of Exercise by wire transfer. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b)	Exercise Price. The exercise price per Ordinary Share under this Warrant shall be US$[ ][2], subject to adjustment hereunder (the "Exercise Price").

c)	Mechanics of Exercise.
i.	Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system ("DWAC") if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) this Warrant is being exercised via cashless exercise, and otherwise by physical delivery of a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of: (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) one (1) Trading Day after delivery of the Aggregate Exercise Price to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the "Warrant Share Delivery Date"). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the Aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, on the Company's primary Trading Market with respect to the Ordinary Shares as in effect on the date of delivery of the Notice of Exercise.

ii.	Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.
iii.	Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.
iv.	Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Warrant Shares are freely tradeable under the Securities Act and the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date (other than any such failure that is solely due to any action or inaction by the Holder with respect to such exercise), and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, shares of Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Ordinary Shares so purchased exceeds

(y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of shares of Ordinary Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Ordinary Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver shares of Ordinary Shares upon exercise of the Warrant as required pursuant to the terms hereof.

v.	No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.
vi.	Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii.	Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

d)	Holder's Exercise Limitations. The Company shall not, to its knowledge, effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, to the extent that after giving effect to such issuance exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder's Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder's Affiliates (such Persons, "Attribution Parties")), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding shares of Ordinary Shares, a Holder may rely on the number of outstanding shares of Ordinary Shares as reflected in (A) the Company's most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Ordinary Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of shares of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The "Beneficial Ownership Limitation" shall be 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of this Warrant. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3. Certain Adjustments.

a)	Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding Ordinary Shares into a smaller number of shares, or (iv) issues by reclassification of the Ordinary Shares any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the Aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)	Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding.

c)	Notice to Holder.

i.	Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.
ii.	Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice (unless such information is filed with the Commission, in which case a notice shall not be required) stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their shares of the Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4. Transfer of Warrant.

a)	Transferability. This Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)	New Warrants. If this Warrant is not held in global form through DTC (or any successor depository), this Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial issuance date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c)	Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

Section 6. Miscellaneous.

a)	No Rights as Stockholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting the rights of a Holder to receive Warrant Shares on a "cashless exercise," and to receive the cash payments contemplated pursuant to Sections 2(d)(i) and 2(d)(iv), in no event will the Company be required to net cash settle a Warrant exercise.

b)	Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c)	Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then, such action may be taken or such right may be exercised on the next succeeding Trading Day.

d)	Authorized Shares.

The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)	Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of South Australia, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in South Australia. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in South Australia for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding. Notwithstanding the foregoing, nothing in this paragraph shall limit or restrict the federal district court in which a Holder may bring a claim under the federal securities laws.

f)	Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

g)	Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)	Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Exercise, shall be in writing and delivered personally, by facsimile or e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at Level 14, 1401, 271 Elizabeth Street, Sydney NSW 2000, Attention: Board E-mail: corporate@imtechltd.com, or such other facsimile number, email address or address as the Company may specify for such purposes by notice to the Holders. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile or e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number, e-mail address or address of such Holder appearing on the books of the Company. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (South Australian time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (South Australian time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K.

i)	Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j)	Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k)	Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l)	Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder, on the other hand.

m)	Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)	Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized persons thereunto duly authorized as of the date first above indicated.

INTEGRATED MEDIA TECHNOLOGY LIMITED

By: ____________________________________

Name:

Title:

By: ____________________________________

Name:

Title:

NOTICE OF EXERCISE

TO: INTEGRATED MEDIA TECHNOLOGY LIMITED

(1)	The undersigned hereby elects to purchase __________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith in lawful money of the United States payment of the exercise price in full, together with all applicable transfer taxes, if any.
(2)	Payment shall take the form of (check applicable box): [ ] in lawful money of the United States; or

[ ] if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3)	Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

Please issue the Warrant Shares in the following name and to the following account:

Issued to: ___________________________________________________________

Facsimile Number and Electronic Mail: ____________________________________

Authorization:

By: __________________________________________________________

Title: _________________________________________________________

Date: _______________________________________________________________

Broker Name (if relevant): _______________________________________________

Broker DTC # (if relevant): _______________________________________________

Broker Telephone: ______________________________________________________

Account Number: ______________________________________________________

(if electronic book entry transfer)

Transaction Code Number: _______________________________________________

(if electronic book entry transfer)

Warranties from the Holder: The Holder warrants, acknowledges and agrees with the Company as follows:

(i)	It is either: (A) in the United States and is an "institutional accredited investor" (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9) or (12) under the Securities Act) or (B) outside the United States and is not a US person and is acquiring the Warrant Shares in an "offshore transaction" in compliance with Regulation S under the Securities Act.

(ii)	It is aware that publicly available information about the Company and its securities can be obtained from the website of the Commission.
(iii)	The Holder is not acquiring the Warrant Shares with the purpose of selling or transferring the Warrant Shares, or granting, issuing or transferring interests in, or warrants over, them in violation of any applicable securities laws.
(iv)	The Holder has had access to all information that it believes is necessary or appropriate in connection with your exercise of the Warrant.
(v)	The Holder has made and relied upon its own assessment of securities of the Company, including, without limitation, the particular tax consequences of acquiring, owning or disposing of the Warrant Shares in light of its particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
(vi)	The Holder acknowledges that an investment in the Warrant Shares involves a degree of risk.
(vii)	The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of a purchase of the Warrant Shares.
(viii)	The Holder has the financial ability to bear the economic risk of the investment in the Warrant Shares.
(ix)	The issue of the Warrant Shares will not result the Holder (nor any of your "associates", as that term is defined in the Australian Corporations Act) obtaining a relevant interest in more than 20% of the voting securities of the Company in breach of the Australian Corporations Act.
(x)	The Holder will not trade any Warrant Shares on any Trading Market until such time as such shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act.

[SIGNATURE OF HOLDER]

____________________________________

Name of Investing Entity:

____________________________________

Signature of Authorized Signatory of Investing Entity:

____________________________________

Name of Authorized Signatory:

____________________________________

Title of Authorized Signatory:

Date: ___________________________

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name: ____________________________________

(Please print)

Address: ___________________________________

(Please print)

Phone Number: ______________________________

Email Address: ______________________________

Date: ______________________________________

Holder's Signature: ____________________________

Holder's Address: _____________________________

_______________________________________

[Signature Guarantee]